October 29, 2004


Via Facsimile (816) 292-2001 and U.S. Mail

Scott M. Herpich, Esq.
Lathrop & Gage, L.C.
2345 Grand Boulevard, Suite 2400
Kansas City, MO  64108

RE:	Boston Financial Qualified Housing Tax Credits L.P. IV
      Schedule TO-T filed October 21, 2004, by Anise, L.L.C.
      File No. 5-80100

Dear Mr. Herpich:

      We have the following comments on the above-referenced filing.

Item 10 to Schedule TO-T

1. This section refers to the "Purchaser and its affiliates." The definition of "offeror" includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer is made (see Instruction K (1) to Schedule TO). Please advise us why the referenced "affiliates" have not also been identified as offerors in this offer. Before drafting your response, please review "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance`s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov for general guidance. Any new bidders in the tender offer must ensure that they independently satisfy the timing, signatory and dissemination requirements of Schedule TO.

Item 10.  Financial Statements

2. We note your assertion that the Purchaser`s financial statements are not material to persons considering the offer because the ownership of up to 29% of the outstanding units "could not reasonably implicate a change of control of the Partnership."
The requirement to provide financial information is not limited to situations in which the offeror could possibly own greater than 50% of the total voting securities assuming the offer is fully subscribed. Security holders may have the ability to "control" without holding a majority position. For example, please refer to footnote 195 of Exchange Act Release No. 34-42055, which states that "[f]inancial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target" and security holders need the information "to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder." Given that Purchaser and its affiliates could own up to 29% of the total voting securities of the Partnership, please revise to satisfy the financial statement requirements of Item 10 of Schedule TO or advise us why the concerns stated above are not present in this context.

Offer to Purchase

Introduction

3. Given the material deductions from the offer price, revise to make prominent disclosure of such deductions and provide examples of the minimum consideration unit holders may expect to receive.

Risk Factors

4. Please revise to include a discussion of all of the material risks of the transaction. For example, you should disclose any potential risks associated with the lack of an independent agent, such as a depositary, to hold tendered units until payment and the possible impact of the tender offer on the liquidity of the securities held by those unit holders who do not tender, if material. See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000) for guidance.

Withdrawal Rights, page 9

5. We note your reference to a possible delay in payment for tendered units. Describe the circumstances, other than an extension of the offering period, that would prompt you to delay accepting or paying for tendered units.

Extension of Tender Period; Amendment, page 10

6. Refer to your discussion relating to material changes and your obligation to extend the offer. Revise to state that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. Refer to footnote 70 of Exchange Act Release No. 34-23421 (July 11, 1986).

Conditions of the Offer, page 10

7. We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise condition
(a)(v) to make clear that the determination of whether any material condition to the offer "is unacceptable to the Purchaser" will be made in the Purchaser`s reasonable discretion or judgment.

Determination of Offer Price, page 14

8. Provide a more precise description of the method underlying the Purchaser`s calculation of the offer price, including any assumptions made, and quantify the calculations where practicable.
We believe that unit holders need to know what valuation methodologies were used in deciding the amount of the consideration offered. As a result, the bidder should summarize how the offer price was determined. See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24,
2000).

Future Plans of the Purchaser, page 16

9. Your disclosure indicates that the Purchaser and its affiliates have no current intention to acquire additional units. On a supplemental basis, please confirm, if true, that neither the Purchaser nor any of its affiliates are making this offer with a view toward, or in connection with, any plan or purpose of acquiring units in a series of successive and periodic offers (whether or not at increasing prices) in order to acquire units over time at the lowest possible price at which unit holders are willing to sell. In addition, advise whether the Purchaser or its affiliates intend to continue to acquire units in the future until they obtain a controlling interest in the Partnership.

Effects of the Offer, page 16

10. We note your disclosure that the number of units subject to the offer will be reduced to the extent the number of units tendered exceeds the number the general partner will permit to be transferred. Address the likelihood that the general partner will deny the transfer of tendered units, if known. In this regard, disclose the number of units transferred during the last 12 months to the extent known. Also indicate when you might expect to know whether the general partner refuses to recognize a transfer of units or clarify, if true, that you are unable to predict when you will receive the confirmations of the transfer of the units from the Partnership. Disclose the extent to which a possibility exists that the general partner will not enforce the 50% limitation.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may Need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions to me at (202) 942-2920. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


						Sincerely,



						Nicholas P. Panos
						Special Counsel
						Office of Mergers & Acquisitions